rezolve ai
advanced retail technologies

BROADRIDGE CORPORATE ISSUER SOLUTIONS
C/O REZOLVE AI PLC
P.O. BOX 1342
BRENTWOOD, NY 11717

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 26, 2026. Have your Form of Proxy in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, Form of Proxy and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 26, 2026. Have your Form of Proxy in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your Form of Proxy and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. Eastern Time on June 26, 2026.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T01196-P54592

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS FORM OF PROXY IS VALID ONLY WHEN SIGNED AND DATED.

REZOLVE AI PLC

FORM OF PROXY – Annual General Meeting of Rezolve AI PLC (the "Company") to be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2026 at 21 Sackville Street, London W1S 3DN. Please read the Explanatory Notes on the reverse before completing this Form of Proxy in black ink or providing a voting instruction in accordance with the instructions in the top right corner of the first page of this document.

I/We hereby appoint the Chair of the Annual General Meeting (see Explanatory Note 2) to be my/our proxy to exercise all or any of my/our rights to attend, speak and vote on my/our behalf at the Annual General Meeting ("AGM") to be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2026 at 21 Sackville Street, London W1S 3DN, and at any adjournment thereof in respect of the number of shares indicated in the "Number of shares proxy appointed over" box above. I/We appoint my/our proxy to vote in the manner indicated below (see Explanatory Notes 2 and 5).

The Board of Directors recommends you vote FOR the following proposals:

RESOLUTIONS – Please mark 'X' to indicate how you wish your votes to be cast. If you wish to abstain from voting on any of the resolutions, please indicate this with an 'X' in the 'Withheld' box opposite the applicable resolution(s) (see Explanatory Note 11). If you mark more than one of the boxes for a resolution below, this Form of Proxy will be invalid in respect of that resolution.

	For	Against	Abstain
RESOLUTION 1 – To receive and adopt the accounts for the year ended 31 December 2025	☐	☐	☐
RESOLUTION 2 – To approve the annual report on remuneration for the year ended 31 December 2025	☐	☐	☐
RESOLUTION 3 – To re-elect Stephen Perry, Derek Smith, Sir David Wright and Anthony Sharp as directors of the Company	☐	☐	☐
RESOLUTION 4 – To appoint Macalvins Limited as auditor of the Company	☐	☐	☐
RESOLUTION 5 – To authorise the directors to determine the auditor's remuneration	☐	☐	☐
RESOLUTION 6 – To approve a share buyback contract	☐	☐	☐
RESOLUTION 7* – To approve a capital reduction	☐	☐	☐

* Indicates a special resolution

Please return the completed Form of Proxy in accordance with the instructions in the top right corner of the first page of this document. Please see the Explanatory Notes for further details. To be valid, your Form of Proxy needs to have been received by no later than 11:59 p.m. (EDT) on 26 June 2026 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)).

Please sign and return this Form of Proxy whether or not you plan to participate in the AGM in person.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated. If a corporation or partnership, please sign in full corporate or partnership name by common seal or signed on its behalf by a duly authorised officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

The Annual General Meeting ("AGM") of Rezolve AI PLC will be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2026 at 21 Sackville Street, London W1S 3DN.

Please retain this Attendance Card as you will need the details below to attend the Annual General Meeting in person.

You are encouraged to complete and return the Form of Proxy that accompanies this Attendance Card even if you plan to attend the Annual General Meeting. Doing so will not prevent you from attending, voting or speaking in person at such meeting, but will ensure that your vote is counted if you are unable to attend.

If you are unable to attend the Annual General Meeting, you are entitled to appoint another person or persons as your proxy to exercise all or any of your rights to attend the Annual General Meeting and to vote and speak on your behalf. You may register your proxy appointment(s) and voting instructions by returning the Form of Proxy that accompanies this Attendance Card in accordance with the instructions in the top right corner of the first page of this document, so as to be received as soon as possible and in any event not later than 11:59 p.m. (EDT) on 26 June 2026 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)). Please see the Explanatory Notes for further details.

If you plan to attend the Annual General Meeting in person, please bring this with you. You will receive a poll card at the Annual General Meeting after registering at the registration desk. It is intended that the resolutions voted upon at the Annual General Meeting will be subject to a poll (rather than a show of hands) which means that each shareholder has one vote for every share held. The voting procedure will be explained at the Annual General Meeting. You are advised to arrive at least 30 minutes prior to the start of the Annual General Meeting to allow time for registration.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice of Meeting is available at www.proxyvote.com.

T01197-P54592

Explanatory Notes

1. Full details of the resolutions to be proposed at the Annual General Meeting ("AGM") are set out, together with explanatory notes, in the Notice of General Meeting which accompanies this Form of Proxy. Before completing this Form of Proxy, please read the Notice of General Meeting in full.
2. Every member has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the AGM on a show of hands or on a poll. If the proxy is being appointed in relation to less than your full voting entitlement, please enter the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Form of Proxy has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). If you wish to appoint someone other than the Chair to be your proxy, please cross out the reference to Chair and manually insert the name of your chosen proxy, and initial alongside the change.
3. Entitlement to attend and vote (in person or by proxy) at the AGM or any adjournment thereof and the number of votes which may be cast at the AGM will be determined by reference to the register of members of the Company as at the close of business on 26 June 2026 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day). Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend or vote at the meeting (or any adjourned meeting).
4. To be valid, this completed Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) must be returned in accordance with the instructions in the top right corner of the first page of this document, so as to be received as soon as possible and in any event not later than 11:59 p.m. (EDT) on 26 June 2026 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)). If this Form of Proxy is not lodged by the relevant time, it will be invalid.
5. To appoint more than one proxy you may photocopy this form. Please indicate the proxy's name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of total shares held by you). All forms must be signed and should be returned together as attachments to the same email or otherwise in the same envelope. No proxy may be authorised to exercise votes which any other proxy has been authorised to exercise.
6. Any alterations made to this Form of Proxy should be initialed.
7. If two or more valid but differing proxy appointments are received in respect of the same share for use at the AGM, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards to that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.
8. The completion and return of this form will not preclude a member from attending the AGM and voting in person.
9. In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of the joint holding (the first-named being the most senior).
10. As an alternative to appointing a proxy, any holder of shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.
11. The 'Vote Withheld' option is provided overleaf to enable you to abstain from voting. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.
12. You may not use any electronic address provided either in the Notice of General Meeting or any related documents (including this Form of Proxy) to communicate with the Company for any reason other than those expressly stated.
13. A Form of Proxy sent electronically that is found to contain any virus will be disregarded.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made and you have appointed the Chairman of the AGM as proxy, this proxy will be voted in favour of each of the resolutions proposed, in accordance with the Board of Directors' recommendations.